UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                           NewCom International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   65109P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Chris Marshall
                      2102 Business Center Drive, Suite 130
                            Irvine, California 92612
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37938U 20 1

-------------------- ----------------------------------------------------------------------------------------------------------
                 1.  Names of Reporting Persons.  I.R.S.  Identification Nos. of
                     above persons (entities only). Chris Marshall
-------------------- ----------------------------------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     Not Applicable                                                                             (a)   /  /
                                                                                                                (b)   /  /
-------------------- ----------------------------------------------------------------------------------------------------------
                 3.  SEC Use Only
-------------------- ----------------------------------------------------------------------------------------------------------

                 4. Source of Funds OO
-------------------- -------------------------- -------------------------------------------------------------------------------

                 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                /  /
-------------------- -------------------------------------------------------------------------------------------------- -------

                 6.  Citizenship or Place of Organization            United States
-------------------- ----------------------------------------------- ----------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power         16,933,332 (see Item 5)
   Beneficially
     Owned by
       Each
     Reporting
      Person
       With
-------------------- ------ ------------------------- -------------------------------------------------------------------------

                        8.  Shared Voting Power           0 (see Item 5)
-------------------- ------ ----------------------------- ---------------------------------------------------------------------

                        9. Sole Dispositive Power 16,933,332
-------------------- ------ ------------------------------ --------------------------------------------------------------------

                       10. Shared Dispositive Power None
-------------------- ------ --------------------------------- -----------------------------------------------------------------

                11.  Aggregate  Amount  Beneficially  Owned  16,933,332  by Each
                     Reporting Person
-------------------- ---------------------------------------------------- -----------------------------------------------------

                12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                   /  /
-------------------- --------------------------------------------------------------------------------------------------- ------

                13.  Percent of Class Represented by Amount in Row (11)                80.56%
-------------------- ----------------------------------------------------------------- ----------------------------------------

                14. Type of Reporting Person (See Instructions) IN
-------------------- ------------------------------------------------------ ---------------------------------------------------


ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the Series B Convertible Preferred Stock, par value $.001 per share, convertible into common stock, par value $.001 per share, of NewCom International, Inc., a Nevada corporation, or NewCom. The principal executive offices of NewCom are located at 2102 Business Center Drive, Suite 130, Irvine, California 92612.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by Chris Marshall.

         (b) Mr. Marshall's address is 2102 Business Center Drive, Suite 130, Irvine, California 92612.

         (c) Mr. Flemming is the President and Chief Executive Officer of NewCom and is a nominee for one of its directors.

         (d) Mr. Marshall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Marshall has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Marshall is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Marshall acquired his securities in exchange for his shares of common stock in Paradise Pizza, Inc., a California corporation, pursuant to a Securities Purchase Agreement and Plan of Reorganization dated October 28, 2003 by and among NewCom, Paradise Pizza, Inc., and the former stockholders of Paradise Pizza, Inc. Pursuant to the Securities Purchase Agreement and Plan of Reorganization, the common shareholders of Paradise Pizza received an aggregate of 19,633,332 shares of Series B Preferred Stock of NewCom in exchange for their shares of Paradise Pizza, an amount which represented approximately 98.06% of the issued and outstanding common stock on an as-if converted basis of NewCom as of the date of the Reorganization. Each share of Series B preferred stock is convertible into one (1) share of NewCom common stock upon the filing of an amendment to NewCom's amended and restated articles of incorporation which increases the authorized common stock of NewCom to such number of shares of common stock which is sufficient to effect such conversion. Until such conversion, the Series B preferred stock has the same voting, dividend, and liquidation rights as the common stock. Concurrently with the closing of the Reorganization, Mr. Marshall became the President and Chief Executive Officer of NewCom and also was nominated to become one of its directors. Paradise Pizza now exists as a whole-owned subsidiary of NewCom.

ITEM 4. PURPOSE OF TRANSACTION

         See item 3, above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The  aggregate  number  of shares  of  common  stock to which  this
Schedule 13D relates is 16,933,332 shares of Series B Preferred Stock, representing approximately 80.56% of the 21,020,832 shares of NewCom common stock and Series B Preferred Stock outstanding as of November 4, 2003.

         (b) Mr. Marshall has sole voting and dispositive power over the shares of Series B Preferred Stock which he owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2003

                                 CHRIS MARSHALL












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